14049283

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 –67613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SJ LEVINSON & SONS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2700 Westchester Avenue, Suite 109

PURCHASE,	**NEW YORK**	**10577**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN GOLDSTEIN **(914) 220-1655**
(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

YAB 3/24

KW 3/26/14

OATH OR AFFIRMATION

I, ALLAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of SJ LEVINSON & SONS LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CFO
Title

X ____________________
Notary Public

MATTHEW F. CAHILL
No. 03-4622574
Notary Public, State of New York
Qualified in Rockland County
My Commission Expires July 31, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SJ LEVINSON & SONS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

SJ LEVINSON & SONS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	1,998,232
Securities owned, at market value (Note 3)	-
Due from broker	98,385
Commissions/Other Accounts Receivable	939,011
Fixed assets - net of accumulated depreciation of $1,598,099 (Note 4)	28,964
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $5,077,967)(Note 7)	4,800,000
Other assets	318,404
Total assets	$ 8,182,996
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses (Note 5)	1,046,673
Due to broker	990,070
Bank loan payable (Note 6)	-
Total liabilities	2,036,743
Commitments and Contingencies (Notes 8 and 10)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	5,500,000
Capital (Note 11)	646,253
Total liabilities and members' capital	$ 8,182,996

The accompanying notes are an integral part of this statement.

SJ LEVINSON & SONS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1- Nature of Business

SJ Levinson & Sons LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions and commission income (and the recognition of related income and expenses) are recorded on a trade date basis. The Company receives revenue related to licensing and consulting agreements with certain clients. The Company recognizes such revenue over the term of agreement. Such revenue is included in "Other Income" on the Statement of Operations.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Fair Value Measurements***
The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2013:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$ -0-	$-0-	$-0-	$-0-

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values at December 31, 2013, are summarized as follows:

Equity	$-0-
	$-0-

Note 4- Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, at cost, consist of the following:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	319,814
Leasehold improvements	196,580
	1,627,063
Accumulated depreciation and amortization	(1,598,099)
	$28,964

Note 5- Due to Customers

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in "accounts payable and accrued expenses" amounted to $4,627 at December 31, 2013.

Note 6 - Bank Loan Payable

In 2008, the Company borrowed $500,000 payable over 5 years. The final payment was made in September 2013. Interest was calculated at 6 ½% and the loan was collateralized by the assets of the Company held by the bank.

Note 7- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes covered by secured demand note collateral agreements and subordinated loan agreements both of which are approved by FINRA. The notes mature February 28, 2015 and bear interest of 4.5% and automatically renew annually. $4,800,000 of such notes is covered by secured demand note collateral agreements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The notes are due to the members of the Company. In 2013, $265,580 of interest was paid on these notes.

Note 8- Commitments and Contingencies

Office Lease

The Company leases two premises, its main office and one satellite offices. The main lease expires January 31, 2015. The second lease expires March 31, 2014. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2013, the minimum rental commitments, before escalations, under the leases are as follows:

Year	Amount
2014	$154,280
2015	$12,393

Note 9- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 2013, the Company's liability to the plan was $-0-.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 11- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $5,650,774, which was $5,400,774 in excess of its required net capital of $250,000. The Company's net capital ratio was 36.04%.

A copy of the Company's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
SJ Levinson & Sons LLC
2700 Westchester Avenue – Suite 109
Purchase, NY 10577

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SJ Levinson & Sons LLC, (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SJ Levinson & Sons LLC, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2014